09056157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8 - 42947

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sandalwood Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Eisenhower Parkway
(No. and Street)

Roseland	New Jersey	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Gross (973) 228-5466
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Martin Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandalwood Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Jill A. Kolk

Notary Public

JILL A. KOLK
Commission # 2211648
Notary Public, State of New Jersey
My Commission Expires
April 01, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDALWOOD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

SANDALWOOD SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Sandalwood Securities, Inc.

We have audited the accompanying statement of financial condition of Sandalwood Securities, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sandalwood Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 25, 2009

SANDALWOOD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash	$ 2,677,937
Investments in limited partnerships, at fair value	363,701
Advisory income receivable	500,000
Deferred advisory fee income receivable	21,271,128
Due from related party	3,268,471
Property and equipment, net	87,430
Other assets	44,978
	$ 28,213,645
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total liabilities, accrued expenses	$ 1,261,244
Stockholders' equity	
Common stock, no par value,	
Class A authorized 2,500 shares, issued and outstanding 500 shares	5,000
Class B non voting authorized 2,500 shares, issued and outstanding 2,000 shares	20,000
Additional paid-in capital	602,220
Retained earnings	26,325,182
Total stockholders' equity	26,952,402
	$ 28,213,645

See accompanying notes to financial statements.

1. Nature of operations

Sandalwood Securities, Inc. (the "Company") was incorporated under the laws of New Jersey on April 27, 1990. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is also a registered investment advisor with the SEC. The Company's business is primarily comprised of investment advisory fees. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Summary of significant accounting policies

Valuation of Investments, at Fair Value - Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Fund in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes,

the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques: Investments in Private Investment Companies

Investments in private investment companies are typically valued utilizing the net asset valuations provided by the underlying private investment companies and/or their administrators. Company management considers subscription and redemption rights, including any restrictions on the disposition of the interest in its determination of fair value. Investments in private investment companies are included in Level 3 of the fair value hierarchy.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on a straight-line method over an estimated useful life of five years.

Leasehold Improvements

Leasehold improvements are amortized over the term of the lease.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company's stockholders have elected to treat the Company as an "S" Corporation. As such, the stockholders are liable for the federal and substantially all state taxes on corporate income, and receive the benefit of the corporate loss.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred state income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred state income tax assets to the amount expected to be realized.

Income Taxes (continued)

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Investments in limited partnerships, at fair value	$ -	$ -	$ 364	$ 364
	$ -	$ -	$ 364	$ 364

3. Fair value measurements (continued)

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2008 (in thousands):

	LEVEL 3			
	Beginning Balance January 1, 2008	**Unrealized Losses**	**Ending Balance December 31, 2008**	**Change in Unrealized Gains (Losses) for Investments still held at December 31, 2008**
Assets				
Investments in limited partnerships, at fair value	$ 476	$ (112)	$ 364	$ (112)
	$ 476	$ (112)	$ 364	$ (112)

Realized and unrealized gains and losses are included in other expenses in the statement of operations.

4. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

Leasehold improvements	$ 37,452
Furniture and fixtures	127,528
Software	246,644
	411,624
Less accumulated depreciation and amortization	324,194
	$ 87,430

Depreciation and amortization expense for the year ended December 31, 2008 was $85,365.

5. Commitments and contingencies

The Company is obligated under an office lease expiring in June 2015. In addition to base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts.

The future minimum annual lease payments at December 31, 2008 are approximately as follows:

Year ending December 31,	
2009	126,000
2010	126,000
2011	126,000
2012	126,000
2013	127,000
Thereafter	194,000
	$ 825,000

Rent expense was approximately $121,000 for the year ended December 31, 2008.

6. Net capital requirements

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $1,417,000 which was approximately $1,333,000 in excess of its minimum requirement of approximately $84,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Deferred advisory fee income

Effective October 1, 1997, the Company entered into separate deferred advisory fee income agreements that call for the Company to provide advisory services for several investment partnerships and to receive a portion of the general partner's management fee at his discretion. In accordance with the provisions of the agreements, a portion of these fees has been deferred by the Company and are payable between 2009 and 2013. The total amount deferred as of December 31, 2008 is approximately $21,271,000. Depreciation relating to these deferred amounts was approximately $7,945,000 as of December 31, 2008. The majority stockholder of the Company is the owner of Sandalwood Associates, Inc., which is the general partner in these investment partnerships.

9. Retirement plan

The Company maintains a Qualified Retirement Plan for its employees. Company contributions are made at the discretion of the majority stockholder and are subject to limitations provided by the Internal Revenue Code. The profit sharing plan expense for the year ended December 31, 2008 was approximately $177,000 and is included in accrued expenses in the statement of financial condition.

10. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

11. Related party transactions

The Company receives advisory and management fee income from investment partnerships. The majority stockholder of the Company is the owner of Sandalwood Associates, Inc., which is the General Partner in these investment partnerships. For the year ended December 31, 2008, the advisory and management fee income related to these investment partnerships was approximately $8,910,000. The Company also receives income(loss) on the appreciation(depreciation) of the advisory and management fees receivable. For the year ended December 31, 2008, the depreciated income related to the investment partnerships was approximately $7,945,000.

As of December 31, 2008, there is approximately $2,868,000 due from the investment partnerships for reimbursable expenses, in due from related party.

The Company invests in investment partnerships. As of December 31, 2008, the fair value of these investments was approximately $364,000. Investment loss related to these investments amounted to approximately $112,000 for the year ended December 31, 2008. The majority stockholder of the Company is the owner of Sandalwood Associates, Inc., which is the general partner in these investment partnerships.

The Company loaned Sandalwood Associates, Inc. $400,000 in 2008. The loan was non-interest bearing and was repaid in full in January 2009.

12. Subsequent event

On December 28, 2008, the Deferred Fee Agreement between the funds and Sandalwood Securities, Inc. was amended. The Company had elected to defer receipt of certain incentive fees and management fees due to it for services performed for the funds through December 31, 2008. In accordance with the transition relief provided under Section 409A of the Internal Revenue Service Notice 2007-86 and with the permission of the funds, the Company irrevocably elected to amend the distribution date so that all services performed for the funds through December 31, 2008 will be collected during the calendar year ended December 31, 2009. On January 26, 2009, approximately $20,500,000 was received by Sandalwood Securities from the funds. On January 29, 2009, the Company made a distribution of approximately $20,500,000 to its shareholders.

On January 7, 2009, the loan to an affiliated company, in the amount of $400,000, was repaid (Note 11).